Exhibit 12.2

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
For the nine months ended September 30, 2017
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$182,724

Add:
Interest on indebtedness (excluding capitalized interest)	139,419
Amortization of debt premiums, discounts and capitalized expenses	8,671
Amortization of capitalized interest	3,870
Portion of rents representative of the interest factor	5,491
340,175

Distributed income from equity investees	41,071

Pretax earnings from continuing operations, as adjusted	$381,246

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$139,419
Capitalized interest	10,671
Preferred dividend factor	35,168
Amortization of debt premiums, discounts and capitalized expenses	8,671
Portion of rents representative of the interest factor	5,491

Combined fixed charges and preferred stock dividends	$199,420

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.9